SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

GTrans LLC
(name of applicant)

77 Beale Street
San Francisco, California 94105
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

Title of Class	Amount
% Senior Notes due 20	Aggregate principal amount of up to approximately $500,000,000

Approximate date of proposed public offering:    On the Effective Date of the Plan of Reorganization.

Name and address of agent for service:

Bruce R. Worthington, Esq.
President and Treasurer
GTrans LLC
77 Beale Street
San Francisco, California 94105

With copies to:

Leslie P. Jay, Esq.
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, California 94111

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3

GENERAL

Item 1.    General Information.

(a)  The Applicant, GTrans LLC, is a limited liability company.

(b)  The Applicant was organized under the laws of the State of California.

Item 2.    Securities Act Exemption Applicable.

The Applicant intends to issue, under the terms and subject to the conditions set forth in the Disclosure Statement and accompanying Plan of Reorganization, each dated April 19, 2002 (each, as amended or supplemented from time to time, the “Disclosure Statement” and “Plan”, respectively) of Pacific Gas and Electric Company (the “Debtor”) and its co-proponent, PG&E Corporation, unsecured senior notes to be exchanged by the Debtor for certain creditor claims against the Debtor (the “Senior Notes”). The Senior Notes will bear interest at a rate or rates determined in accordance with the Plan. The initial interest rate or rates borne by the Senior Notes may be increased on a one-time basis in accordance with, and in the manner specified in, the Plan. The Senior Notes will be issued on the effective date of the Plan (the “Effective Date”) pursuant to an indenture to be qualified under this Application and the First Supplemental Indenture thereto (collectively, the “Indenture”). Additional Senior Notes may be issued under the Indenture after the Effective Date, as described herein under “ITEM 8—ANALYSIS OF INDENTURE PROVISIONS—B. Authentication and Delivery of the Securities; Application of Proceeds.” Copies of the Disclosure Statement, the Plan and the Indenture are included as Exhibits T3E-1, T3E-2, T3C-1 and T3C-2, respectively.

Pursuant to the Plan, the Debtor will, among other things, separate its operations into four lines of business: retail gas and electric distribution, electric transmission, interstate gas transmission and electric generation, and will transfer the majority of the assets and liabilities associated with the Debtor’s electric transmission business to ETrans LLC (“ETrans”) and/or its subsidiaries or affiliates, the majority of the assets and liabilities associated with the Debtor’s gas transmission business to the Applicant and/or its subsidiaries or affiliates, and the majority of the assets and liabilities associated with the Debtor’s generation business to Electric Generation LLC (“Gen”) and/or its subsidiaries or affiliates (collectively, the “Asset Transfers”). The assets to be retained by the Debtor would consist of assets associated with the Debtor’s electric and gas retail distribution business. Consistent with the Plan, the Debtor formed a separate holding company (“Newco”) to hold the membership interests of each of the Applicant, ETrans and Gen. The Debtor is the sole shareholder of Newco. The Plan contemplates that after the Asset Transfers, the Debtor would distribute the outstanding common stock of Newco to PG&E Corporation (such distribution, together with the Asset Transfers, the “Restructuring Transactions”). PG&E Corporation would then distribute the common stock of the reorganized Debtor that PG&E Corporation owns to shareholders of PG&E Corporation (the “Debtor Spin-Off”), with the result that Debtor would no longer be a subsidiary of PG&E Corporation and would be publicly held. Each of the Applicant, ETrans and Gen would remain an indirect wholly owned subsidiary of PG&E Corporation.

Pursuant to the Plan, the Debtor would satisfy allowed claims through a combination of Senior Notes issued by the Applicant, ETrans and Gen and cash. Cash used to pay allowed claims would be derived from the Debtor’s cash reserves, proceeds of the sale of certain assets of the Debtor, and proceeds raised through new debt financings consummated by each of the Applicant, the Debtor, ETrans and Gen.

The Senior Notes to be issued by the Applicant will be issued under the Indenture to be qualified under this Application. The Applicant believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (c) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that by acquiring the operating assets, business and goodwill of a major portion of the Debtor’s business and assuming the related liabilities and obligations, it is a successor to the Debtor within the meaning of Section 1145(a)(1). The ultimate recipients of the Senior Notes will be creditors of the Debtor who have claims against the Debtor allowed by the Bankruptcy Court.(1) The Debtor will distribute the Senior Notes it receives from the Applicant to creditors in accordance with the Plan entirely in exchange for a portion of the claims such creditors have against the Debtor.Therefore, the Applicant believes that the requirements of the Section 1145(a)(1) are satisfied.

AFFILIATIONS

Item 3.    Affiliates.

(a)   A diagram of the current significant affiliates of the Applicant is set forth below. A list of all affiliates of the Applicant, indicating the respective percentages of voting securities or other basis of control, is attached as Annex I.

[1]	The Applicant will issue the Senior notes to the Debtor for distribution by the Debtor in accordance with the Plan

CURRENT SIGNIFICANT AFFILIATES OF APPLICANT

(b)  A diagram of the significant affiliates of the Applicant after the Restructuring Transactions and the Debtor Spin-Off is set forth below. A list of all affiliates of the Applicant after the Restructuring Transactions and the Debtor Spin-Off, indicating the respective percentage of voting securities or other basis of control, is attached as Annex II.

SIGNIFICANT AFFILIATES OF APPLICANT
POST RESTRUCTURING TRANSACTIONS

(c)  See Item 4 for the names and addresses of the members of the Board of Control and executive officers of the Applicant, each of whom may be deemed to be an affiliate by virtue of his or her position with the Applicant. None of such members of the Board of Control owns any outstanding voting securities of the Applicant.

MANAGEMENT AND CONTROL

Item 4.    Directors and Executive Officers.

(a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant as of June 13, 2002. The mailing address for each director and officer listed below is 77 Beale Street, San Francisco, California 94105.

Name	Office
Peter Darbee	Board of Control Member
Bruce R. Worthington	Board of Control Member, President and Treasurer
Linda Y.H. Cheng	Secretary

(b) The members of the Board of Control and the executive officers may be increased or modified at the time of the Restructuring Transactions, but will consist of those individuals identified after the date of this Application.

Item 5.    Principal Owners of Voting Securities.

(a) The following table sets forth certain information regarding each person that owns 10 percent or more of the Applicant’s voting securities as of June 13, 2002.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PG&E Corporation One Market Street Spear Tower, Suite 2400 San Francisco, CA 94105	Membership Interest	N/A(1)	95%(2)

Pacific Gas and Electric Company 77 Beale Street San Francisco, CA 94105	Membership Interest	N/A (1)	100%(2)

Newco Energy Corporation One Market Street Spear Tower, Suite 2400 San Francisco, CA 94105	Membership Interest	N/A (1)	100%

(1)
The Applicant is presently a single member limited liability company formed under the Beverly-Killea Limited Liability Company Act. (Cal. Corporation Code, Section 17000 et seq.) The sole member, Newco Energy Corporation, presently owns of record, and is expected to own of record on the Effective Date, the sole membership interest in the Applicant.

(2)	Indicates beneficial ownership only.

(b)  The following table sets forth certain information regarding each person that is expected to own 10 percent or more of the Applicant’s voting securities following the Restructuring Transactions and the Debtor Spin-Off.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PG&E Corporation One Market Street Spear Tower, Suite 2400 San Francisco, CA 94105	Membership Interest	N/A(1)	100%(2)
Newco Energy Corporation One Market Street Spear Tower, Suite 2400 San Francisco, CA 94105	Membership Interest	N/A(1)	100%

(1)
The Applicant is presently a single member limited liability company formed under the Beverly-Killea Limited Liability Company Act. (Cal. Corporation Code, Section 17000 et seq.) The sole member, Newco Energy Corporation, presently owns of record, and is expected to own of record on the Effective Date, the sole membership interest in the Applicant.

(2)	Indicates beneficial ownership only.

UNDERWRITERS

Item 6.    Underwriters.

(a)  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

(b)  No person will act as principal underwriter of the Senior Notes.

CAPITAL SECURITIES

Item 7.    Capitalization.

(a) The Applicant was formed on October 29, 2001. As of June 13, 2002, the Applicant’s voting securities consisted of the following:

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	1	1

(b) The membership interest possesses all voting rights of the Applicant, except those delegated to the Board of Control from time to time.

INDENTURE SECURITIES

Item 8.    Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. In addition to the Applicant, an entity that is an affiliate or a subsidiary of the Applicant may act as an additional issuer or a guarantor of the Senior Notes. Capitalized terms used below and not defined herein have the same meanings as in the Indenture. As used below, “Securities” includes the Senior Notes and “Issuer” means the Applicant and any additional issuer.

A.    Events of Default; Withholding of Notice.

The Indenture provides that an “Event of Default” will occur if any one of the following events occurs:

(a)  a default in the payment of interest on any of the Securities of that series when due and continuance of such default for 30 days,

(b)  a default in the payment of the principal of or any premium on any of the Securities of that series when due,

(c)  a default in the deposit of any sinking fund payment on any of the Securities of that series when due,

(d)  a default in the performance, or breach, of certain other covenants or warranties of the Issuer contained in the Indenture with respect to Securities of that series and continuance of such default or breach for 90 days after written notice by the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of that series specifying such default or breach and requiring it to be remedied,

(e)  any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in a principal amount exceeding $50,000,000 of the Issuer becomes or is declared to be due and payable prior to the date on which it otherwise would become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice by the Trustee or the Holders of not less than 25% in principal amount of that series specifying such event of default and requiring the Applicant or such Issuer to cause the acceleration to be rescinded or annulled,

(f)  the entry by a court having jurisdiction of (A) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Issuer a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or of any substantial part of its property, or ordering the winding up or liquidation of the Issuer’s affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days,

(f)  the commencement by the Issuer of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Issuer to the entry of a decree or order for relief in respect of such entity in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Issuer of a petition or answer or consent seeking reorganization or relief under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or the consent by the Issuer to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of such entity or of any substantial part of its property, or the making by the Issuer of a general assignment for the benefit of creditors, or an admission in writing by the Issuer of its inability to pay its debts generally as they become due, or

(g)  the guarantee of any Guarantor pursuant to the Indenture ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Guarantor fails to comply with its obligations under such guarantee and such failure continues for 45 days after the notice required by such guarantee is given to such Guarantor, or

(i)  any other event that may be specified with respect to Securities of that series.

If an Event of Default with respect to any series of Securities outstanding under the Indenture occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such series outstanding may declare the principal amount of all Securities of that series (or if such Securities are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) and any interest accrued thereon to be immediately due and payable. The Holders of a majority in aggregate principal amount of the Securities of any series outstanding under the Indenture may annul a declaration of acceleration, but only if all payments due (other than those due as a result of acceleration) have been made and all other Events of Default with respect to Securities of such series have been cured or waived.

Within 90 days after the occurrence of any default under the Indenture with respect to Securities of any series, the Trustee is required to mail to all Holders of Securities of such series notice of such default known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, or any premium or interest on, or any sinking fund installment with respect to, any Security of such series, the Trustee will be protected in withholding such notice if and so long as the board of directors, executive committee or a trust committee of directors or a responsible officer of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Securities of such series; provided further, that, if a default described in clause (d) above occurs, no notice to Holders is required to be given until at least 30 days after the occurrence thereof. For purposes of this paragraph, “default” means any event which is, or after notice of lapse of time or both would become, an Event of Default with respect to Securities of such series.

B.    Authentication and Delivery of the Securities; Application of Proceeds.

The Securities are required to be executed on behalf of the Issuer by any two officers of the Issuer specified in the Indenture. Such signatures may be either manual or facsimile. If an individual whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security or at any time thereafter, the Security will nevertheless be valid.

The Issuer may deliver the Securities to the Trustee for authentication, together with an Issuer’s Order for the authentication and delivery of such Securities. A Security will not be valid until the Trustee manually signs the certificate of authentication on the Security. Such signature will be conclusive evidence that the Security has been authenticated under the Indenture. The Senior Notes will be issuable only in registered form without coupons and in denominations of $1,000 and integral multiples thereof.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the Senior Notes because the Senior Notes will be issued under the Plan in exchange for the discharge of certain allowed claims.

Certain Senior Notes may be deposited on the Effective Date into one or more escrow accounts established and administered pursuant to the Plan (the “Escrow Accounts”) if the amount of certain allowed claims remain undetermined (“Undetermined Claims”) on the Effective Date. These Undetermined Claims relate primarily to certain generator claims. As the amount of these claims are determined, Senior Notes and other notes deposited into the Escrow Accounts will be distributed to such claimants. If the notes deposited into the Escrow Accounts are insufficient to pay Undetermined Claims as such amounts become determined, the Applicant may be required to issue additional Senior Notes under the Indenture to satisfy a portion of such deficiency.

C.    Release or Release and Substitution of Property Subject to the Lien of Indenture.

The Issuer’s obligations under the Senior Notes will not initially be secured by any liens or security interests on any assets of the Issuer. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

D.    Satisfaction and Discharge of the Indenture; Defeasance.

The Indenture will cease to be of further effect (except for the Issuer’s covenant to pay the principal of and any premium and interest on the Securities and certain other obligations of the Issuer and the Trustee) when each of the following is satisfied:

(a)    either (1) all Securities authenticated and delivered under the Indenture have been delivered to the Trustee for cancellation, or (2) all Securities not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their stated maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee,

(b)    in the case of clauses (y) and (z) above, the Issuer has deposited with the Trustee in trust money or U.S. Government Obligations sufficient to pay the principal and any premium and interest on such Securities to the stated maturity or redemption date of such Securities,

(c)  the Issuer has paid or caused to be paid all other sums payable under the Indenture by the Issuer, and

(d)  the Issuer has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent in the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with.

In addition, the Issuer may, at its option and at any time, elect to have its obligations discharged with respect to any Security or a series of Securities (“Legal Defeasance”). Such Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire indebtedness represented by the Securities to be defeased, and the Indenture will cease to be of further effect as to all such defeased Securities, except as to certain obligations which will survive unless otherwise terminated or discharged under the Indenture, including: (1) the rights of Holders of such defeased Securities to receive from the trust fund described below, payments with respect to the principal of, premium, if any, and interest on such defeased Securities when such payments are due; (2) the Issuer’s obligations with respect to the defeased Securities concerning, among other things, issuing temporary Securities, registration of Securities, mutilated, destroyed, lost or stolen Securities, and the maintenance of an office or agency for payment; (3) the rights, duties and immunities of the Trustee; and (4) the Legal Defeasance provisions in the Indenture. The Issuer may, at its option, and at any time, elect to have its obligations released with respect to certain covenants in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute an Event of Default with respect to such defeased Securities.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to any Security or a series of Securities, certain conditions must be satisfied, including, without limitation, the following:

(1)  the Issuer must irrevocably deposit with the Trustee in trust for the benefit of the Holders of such Securities an amount of cash or U.S. Government Obligations (as defined in the Indenture) or a combination of both sufficient to pay the principal of, premium, if any, and interest on such Securities when the same shall become due,

(2)  no event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities has occurred and is continuing at the time of such deposit, or at any time on or prior to the 90th day after the date of such deposit if an Event of Default described in clause (f) or (g) under “Events of Default; Withholding of Notice” above occurs,

(3)  such Legal Defeasance or Covenant Defeasance does not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Securities are in default within the meaning of such Act),

(4)  such Legal Defeasance or Covenant Defeasance does not result in a breach or violation of, or constitute a default or event of default under any other material agreement by which the Issuer is bound, and

(5)  the delivery of certain prescribed Officers’ Certificates and opinions of counsel, including an opinion with respect to certain federal income tax matters.

E.  Evidence as to Compliance with the Indenture.

The Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if the Issuer is in default, specifying all such defaults and the nature and status thereof of which it may have knowledge.

Item 9.    Other Obligors.

The Senior Notes may be guaranteed by an affiliate or subsidiary of the Applicant. Alternatively, an affiliate or subsidiary of the Applicant may be a co-issuer of the Senior Notes on a joint and several basis with the Applicant.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This Application for Qualification comprises—

(a)  Pages numbered 1 to 13, consecutively (and Annex I, Annex II and an Exhibit Index).

(b)  The statement of eligibility and qualification of The Bank of New York, as trustee (the “Trustee”) under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Articles of Organization, filed October 29, 2001 with the California Secretary of State.

Exhibit T3A-2	Operating Agreement dated as of October 29, 2001.

Exhibit T3B	Not Applicable.

Exhibit T3C-1	Form of Indenture between Applicant and the Trustee.

Exhibit T3C-2	Form of First Supplemental Indenture between Applicant and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Disclosure Statement for Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated April 19, 2002.

Exhibit T3E-2	Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 19, 2002 (included as Exhibit A to the Disclosure Statement attached as Exhibit T3E-1).

Exhibit T3F
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, GTrans LLC, a California limited liability company, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in San Francisco, California, on the 13th day of June, 2002.

GTRANS LLC

By:	/s/ Bruce R. Worthington
Name: Bruce R. Worthington
Title: President and Treasurer

Attest:	/s/ Linda Y.H. Cheng
Name: Linda Y.H. Cheng
Title: Secretary

ANNEX I

CURRENT AFFILIATES

Listed below are the current affiliates of the Applicant, together with a description of the relevant bases of control.

PG&E Corporation
California corporation
Holding company for all the entities listed below

Subsidiaries of PG&E Corporation:

Elm Power Corporation
Delaware corporation
100% owned by PG&E Corporation

Pacific Gas and Electric Company
California Corporation
100% owned by PG&E Corporation

Natural Gas Corporation of California
California corporation
100% owned by Pacific Gas and Electric Company

NGC Production Company
California corporation
100% owned by Natural Gas Corporation of California

Alaska Gas Exploration Associates
California general partnership
50% owned by Natural Gas Corporation of California

Pacific Conservation Services Company
California corporation
100% owned by Pacific Gas and Electric Company

Calaska Energy Company
California corporation
100% owned by Pacific Gas and Electric Company

Eureka Energy Company
California corporation
100% owned by Pacific Gas and Electric Company

Standard Pacific Gas Line, Incorporated
California corporation
85.71% owned by Pacific Gas and Electric Company

Pacific California Gas System, Inc.
California corporation
100% owned by Pacific Gas and Electric Company

Pacific Energy Fuels Company
California corporation
100% owned by Pacific Gas and Electric Company

Pacific Gas Properties Company
California corporation
100% owned by Pacific Gas and Electric Company

Pacific Properties
California general partnership
50% owned by Pacific Gas Properties Company

PG&E Funding, LLC
Delaware limited liability company
100% owned by Pacific Gas and Electric Company

Pacific Gas and Electric Housing Fund Partnership, L.P.
California limited partnership
99.9% owned by Pacific Gas and Electric Company

Schoolhouse Lane Apartments L.P.
California limited partnership
99% owned by Pacific Gas and Electric Company

PG&E Holdings, LLC
Delaware limited liability company
100% owned by Pacific Gas and Electric Company

PG&E CalHydro, LLC
California limited liability company
100% owned by Pacific Gas and Electric Company

Newco Energy Corporation
California corporation
100% owned by Pacific Gas and Electric Company

ETrans LLC
California limited liability company
100% owned by Newco Energy Corporation

GTrans LLC
California limited liability company
100% owned by Newco Energy Corporation

Electric Generation LLC
California limited liability company
100% owned by Newco Energy Corporation

Diablo Canyon LLC
California limited liability company
100% owned by Electric Generation LLC

Mokelumne River Project LLC
California limited liability company
100% owned by Electric Generation LLC

Rock Creek-Cresta Project LLC
California limited liability company
100% owned by Electric Generation LLC

Haas-Kings River Project LLC
California limited liability company
100% owned by Electric Generation LLC

Crane Valley Project LLC
California limited liability company
100% owned by Electric Generation LLC

Pit 1 Project LLC
California limited liability company
100% owned by Electric Generation LLC

Hat Creek 1 and 2 Project LLC
California limited liability company
100% owned by Electric Generation LLC

Poe Project LLC
California limited liability company
100% owned by Electric Generation LLC

Pit 3, 4 and 5 Project LLC
California limited liability company
100% owned by Electric Generation LLC

Upper NF Feather River Project LLC
California limited liability company
100% owned by Electric Generation LLC

Spring Gap-Stanislaus Project LLC
California limited liability company
100% owned by Electric Generation LLC

Kern Canyon Project LLC
California limited liability company
100% owned by Electric Generation LLC

Kilarc-Cow Creek Project LLC
California limited liability company
100% owned by Electric Generation LLC

Chili Bar Project LLC
California limited liability company
100% owned by Electric Generation LLC

DeSabla-Centerville Project LLC
California limited liability company
100% owned by Electric Generation LLC

McCloud—Pit Project LLC
California limited liability company
100% owned by Electric Generation LLC

Drum-Spaulding Project LLC
California limited liability company
100% owned by Electric Generation LLC

Merced Falls Project LLC
California limited liability company
100% owned by Electric Generation LLC

Bucks Creek Project LLC
California limited liability company
100% owned by Electric Generation LLC

Potter Valley Project LLC
California limited liability company
100% owned by Electric Generation LLC

Phoenix Project LLC
California limited liability company
100% owned by Electric Generation LLC

Kerckhoff 1 and 2 Project LLC
California limited liability company
100% owned by Electric Generation LLC

Narrows Project LLC
California limited liability company
100% owned by Electric Generation LLC

Balch 1 and 2 Project LLC
California limited liability company
100% owned by Electric Generation LLC

Helms Project LLC
California limited liability company
100% owned by Electric Generation LLC

Battle Creek Project LLC
California limited liability company
100% owned by Electric Generation LLC

Tule River Project LLC
California limited liability company
100% owned by Electric Generation LLC

Miocene Project LLC
California limited liability company
100% owned by Electric Generation LLC

Hamilton Branch Project LLC
California limited liability company
100% owned by Electric Generation LLC

PG&E National Energy Group, LLC
Delaware limited liability company
100% owned by PG&E Corporation

PG&E National Energy Group, Inc.
Delaware corporation
100% owned by PG&E National Energy Group, LLC

PG&E Enterprises
California corporation
100% owned by PG&E National Energy Group, Inc.

PG&E National Energy Group Holdings Corporation
California corporation
100% owned by PG&E Enterprises

Properties Holdings, LLC
Delaware limited liability company
100% owned by PG&E National Energy Group Holdings Corporation

Gilia Enterprises
California corporation
100% owned by Properties Holdings, LLC

Marengo Ranch Joint Venture
California partnership
63% owned by Properties Holdings, LLC and 2% owned by Gilia Enterprises

Oat Creek Associates Joint Venture
California partnership
50% owned by Properties Holdings, LLC and 50% owned by Gilia Enterprises

BPS I, Inc.
California corporation
100% owned by Properties Holdings, LLC

Alhambra Pacific (Joint Venture)
California partnership
80% owned by Properties Holdings, LLC and 20% owned by BPS I, Inc.

The Conaway Ranch Company
California corporation
100% owned by Properties Holdings, LLC

Conaway Conservancy Group Joint Venture
California partnership
50% by Properties Holdings, LLC and 50% by Conaway Ranch Company

DPR, Inc.
California corporation
100% owned by Properties Holdings, LLC

Valley Real Estate, Inc.
California corporation
100% owned by Properties Holdings, LLC

PG&E Energy Trading Holdings, LLC
Delaware limited liability company
100% owned by PG&E National Energy Group Holdings Corporation

PG&E Energy Trading Holdings Corporation
California corporation
100% owned by PG&E Energy Trading Holdings, LLC

PG&E ET Investments Corporation
Delaware corporation
100% owned by PG&E Energy Trading Holdings Corporation

PG&E Energy Trading—Power, L.P.
Delaware limited partnership
98% owned by PG&E ET Investments Corporation and 2% owned by PG&E Energy Trading
Holdings Corporation

PG&E ET Synfuel 166, LLC
Delaware limited liability company
100% owned by PG&E Energy Trading—Power, L.P.

PG&E ET Synfuel #2, LLC
Delaware limited liability company
100% owned by PG&E Energy Trading—Power, L.P.

PG&E International Inc.
California corporation
100% owned by PG&E Energy Trading Holdings Corporation

PG&E International Development Holdings, LLC
Delaware limited liability company
100% owned by PG&E International, Inc.

Gannet Power Corporation
California corporation
100% owned by PG&E International Inc.

PG&E Overseas Holdings I, Ltd.
Cayman Islands Company
100% owned by PG&E International, Inc.

PG&E Overseas Holdings II, Ltd.
Labuan Company
100% owned by PG&E Overseas Holdings I, Ltd.

PG&E Corporation Australian Holdings Pty, Ltd.
Australian corporation
100% owned by PG&E Overseas Holdings II, Ltd.

PG&E Energy Trading Australia Pty Ltd
Australian corporation
100% owned by PG&E Corporation Australian Holdings Pty, Ltd. In process of liquidation.

PG&E Corporation Australia Pty Ltd.
Australian corporation
100% owned by PG&E Corporation Australian Holdings Pty, Ltd. In process of liquidation.

Rocksavage Services I, Inc.
Delaware corporation
100% owned by PG&E International Inc.

PG&E Energy Trading—Gas Corporation
California corporation
100% owned by PG&E Energy Trading Holdings Corporation

PG&E Energy Trading, Canada Corporation
Alberta corporation
100% owned by PG&E Energy Trading—Gas Corporation

CEG Energy Options Inc.
Saskatchewan corporation
100% owned by PG&E Energy Trading, Canada Corporation

Virtual Credit Services, LLC
Delaware limited liability company
100% owned by PG&E Energy Trading—Gas Corporation

PG&E Generating Company, LLC
Delaware limited liability company
100% owned by PG&E National Energy Group Holdings Corporation

PG&E Generating Energy Group, LLC
Delaware limited liability company
100% owned by PG&E Generating Company, LLC

PG&E Generating Energy Holdings, Inc.
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Badger Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Badger Generating Company, LLC
Delaware limited liability company
99% owned by Badger Power Corporation, and 1% owned by PG&E Generating Energy
Holdings, Inc.

Black Hawk Power Corporation
California corporation
100% owned by GenHoldings I, LLC

Black Hawk III Power Corporation
California corporation
100% owned by PG&E Generating Energy Group, LLC

Lake Road Power I, LLC
Delaware limited liability company
100% owned by Black Hawk III Power Corporation

Harlan Power Corporation
California corporation
100% owned by PG&E Generating Energy Group, LLC

Umatilla Generating Company, L.P.
Delaware limited partnership
51% owned by Harlan Power Corporation and 49% owned by Juniper Power Corporation

Peach I Power Corporation
Delaware corporation
100% owned by GenHoldings I, LLC

Athens Generating Company, L.P.
Delaware limited partnership
51% owned by Black Hawk Power Corporation, and 49% owned by Peach I Power
Corporation

Peach IV Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Lake Road Generating Company, L.P.
Delaware limited partnership
51% owned by Black Hawk III Power Corporation and 49% owned by Peach IV Power
Corporation

Lake Road Power II, LLC Delaware limited liability company 100% owned by Peach
IV Power Corporation

Juniper Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Plover Power Corporation
California corporation
100% owned by PG&E Generating Energy Group, LLC

Beech Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Mantua Creek Urban Renewal, L.P.
Delaware limited partnership
51% owned by Plover Power Corporation, and 49% owned by Beech Power Corporation

Mantua Creek Generating Company, L.P.
Delaware limited partnership
51% owned by Plover Power Corporation and 49% owned by Beech Power Corporation

First Arizona Land Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

First California Land Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

PG&E Generating New England, Inc.
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

PG&E Generating New England, LLC
Delaware limited liability company
100% owned by PG&E Generating New England, Inc.

Attala Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Attala Energy Company, LLC
Delaware limited liability company
100% owned by PG&E Generating Energy Group, LLC

Attala Generating Company, LLC
Delaware limited liability company
100% owned by Attala Power Corporation

Osprey Power Corporation
California corporation
100% owned by GenHoldings I, LLC

Magnolia Power Corporation
Delaware corporation
100% owned by Osprey Power Corporation

Millennium Power Partners, L.P.
Delaware limited partnership
50% owned by Magnolia Power Corporation and 50% owned by Osprey Power Corporation

San Gorgonio Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Mountain View Power Partners, LLC
Delaware limited liability company
100% owned by San Gorgonio Power Corporation

Mountain View Power Partners II, LLC
Delaware limited liability company
100% owned by San Gorgonio Power Corporation

Long Creek Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Long Creek Generating Company, LLC
Delaware limited liability company
99% owned by Long Creek Power Corporation, and 1% owned by PG&E Generating
Energy Holdings, Inc.

La Paloma Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

La Paloma Generating Company, LLC
Delaware limited liability company
99% owned by La Paloma Power Corporation and 1% owned by PG&E Generating Energy
Holdings, Inc.

Liberty Generating Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Liberty Generating Company, LLC
Delaware limited liability company
99% owned by Liberty Generating Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Liberty Urban Renewal, LLC
Delaware limited liability company
99% owned by Liberty Generating Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Otay Mesa Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Bluebonnet Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Bluebonnet Generating Company, LLC
Delaware limited liability company
99% owned by Bluebonnet Power Corporation and 1% owned by PG&E Generating Energy
Holdings, Inc.

Harquahala Power Corporation
Delaware corporation
100% owned by GenHoldings I, LLC

Harquahala Generating Company, LLC
Delaware limited liability company
99% owned by Harquahala Power Corporation, and 1% owned by GenHoldings I, LLC

Madison Wind Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Madison Windpower LLC
99% owned by Madison Wind Power Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Okeechobee Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Okeechobee Generating Company, LLC
99% owned by Okeechobee Power Corporation and 1% owned by PG&E Generating Energy
Holdings, Inc.

PG&E Dispersed Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

RAMCO, Inc.
California corporation
100% owned by PG&E Dispersed Power Corporation

Dispersed Gen Properties, LLC
Delaware limited liability company
100% owned by PG&E Dispersed Power Corporation

PG&E Dispersed Generating Company, LLC
99% owned by PG&E Dispersed Power Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Plains End, LLC
Delaware limited liability company
99% owned by PG&E Dispersed Power Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Covert Power Corporation
Delaware corporation
100% owned by GenHoldings I, LLC

Covert Generating Company, LLC
Delaware limited liability company
99% owned by Covert Power Corporation and 1% owned by GenHoldings I, LLC

Goose Lake Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Goose Lake Generating Company, LLC
Delaware limited liability company
99% owned by Goose Lake Power Corporation and 1% owned by PG&E Generating Energy
Holdings, Inc.

Meadow Valley Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Meadow Valley Generating Company, LLC
Delaware limited liability company
99% owned by Meadow Valley Power Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

GenHoldings I, LLC
Delaware limited liability company
100% owned by PG&E Generating Energy Group, LLC

Kentucky Hydro Holdings, LLC
Delaware limited liability company
100% owned by PG&E Generating Energy Group, LLC

MidColumbia Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

MidColumbia Generating Company, LLC
Delaware limited liability company
99% owned by MidColumbia Power Corporation and 1% owned by PG&E Generating
Energy Holdings, Inc.

Morrow Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Morrow Generating Company, LLC
Delaware limited liability company
99% owned by Morrow Power Corporation and 1% owned by PG&E Generating Energy
Holdings, Inc.

Spencer Station Power Corporation
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

Spencer Station Generating Company, L.P.
Delaware limited partnership
98% owned by Spencer Station Power Corporation and 2% owned by PG&E Generating
Energy Holdings, Inc.

USGen New England, Inc.
Delaware corporation
100% owned by PG&E Generating Energy Group, LLC

First Massachusetts Land Company, LLC
Delaware limited liability company
100% owned by USGen New England, Inc.

USGen Services Company, LLC
Delaware limited liability company
100% owned by USGen New England, Inc.

White Pine Generating Company, LLC
Delaware limited liability company
100% owned by PG&E Generating Energy Group, LLC

PG&E Generating Power Group, LLC
Delaware limited liability company
100% owned by PG&E Generating Company, LLC

Iroquois Pipeline Investment, LLC
Delaware limited liability company
100% owned by PG&E Generating Power Group, LLC

Aplomado Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Beale Generating Company
Delaware corporation
89.08% owned by PG&E Generating Power Group, LLC

Indian Orchard Generating Company, Inc.
Delaware corporation
100% owned by Beale Generating Company

JMC Altresco, Inc.
Colorado corporation
100% owned by Beale Generating Company

Altresco, Inc.
Colorado corporation
100% owned by JMC Altresco, Inc.

Berkshire Pittsfield, Inc.
Colorado corporation
100% owned by JMC Altresco, Inc.

Berkshire Feedline Acquisition Limited Partnership
Massachusetts limited partnership
1% owned by Berkshire Pittsfield, Inc.

Pittsfield Partners, Inc.
Colorado corporation
100% owned by JMC Altresco, Inc.

Pittsfield Generating Company, L.P.
Delaware limited partnership
99% owned by JMC Altresco, Inc. and 1% owned by Pittsfield Partners, Inc.

JMC Iroquois, Inc.
Delaware corporation
100% owned by Beale Generating Company

JMC Selkirk Holdings, Inc.
Delaware corporation
100% owned by Beale Generating Company

JMC Selkirk, Inc.
Delaware corporation
100% owned by JMC Selkirk Holdings, Inc.

Selkirk Cogen Funding Corporation
Delaware corporation
100% owned by Selkirk Cogen Partners, L.P.

PentaGen Investors, L.P.
Delaware limited partnership
46.57% owned by JMC Selkirk Inc. and 3.43% by JMCS I Holdings, Inc.

MASSPOWER, L.L.C.
Delaware limited liability company
49% owned by Indian Orchard Generating Company, Inc.

JMCS I Holdings, Inc.
Delaware corporation
100% owned by JMC Selkirk Holdings, Inc.

Orchard Gas Corporation
Delaware corporation
100% owned by Beale Generating Company

Mason Generating Company
Delaware corporation
89% owned by PG&E Generating Power Group, LLC

J. Makowski Associates, Inc.
Massachusetts corporation
100% owned by Mason Generating Company

Eagle Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Logan Generating Company, L.P.
Delaware limited partnership
50% owned by Eagle Power Corporation

Granite Generating Company, L.P.
Delaware limited partnership
50% owned by Eagle Power Corporation

Granite Water Supply Company, Inc.
Delaware corporation
100% owned by Granite Generating Company, L.P

Keystone Cogeneration Company, L.P.
Delaware limited partnership
50% owned by Eagle Power Corporation

Keystone Urban Renewal Limited Partnership
Delaware limited partnership
99% owned by Keystone Cogeneration Company, L.P. and 1% owned by Granite
Generating Company, L.P.

Larkspur Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Hermiston Generating Company, L.P.
Delaware limited partnership
80% owned by Larkspur Power Corporation and 20% owned by Buckeye Power
Corporation

Buckeye Power Corporation
Delaware corporation
100% owned by PG&E Generating Power Group, LLC

Raptor Holdings Company
California corporation
100% owned by PG&E Generating Power Group, LLC

Gray Hawk Power Corporation
Delaware corporation
80.12% owned by Raptor Holdings Company

Cedar Bay Cogeneration, Inc.
Delaware corporation
100% owned by Gray Hawk Power Corporation

Cedar Bay Generating Company, Limited Partnership
Delaware limited partnership
80% owned by Cedar Bay Cogeneration, Inc.

PG&E Management Services Company
California corporation
100% owned by Raptor Holdings Company

Toyan Enterprises
California corporation
100% owned by PG&E Generating Power Group, LLC

Indiantown Cogeneration, L.P.
Delaware limited partnership
30.05% owned by Toyan Enterprises and 19.95% owned by Indiantown Project
Investment Partnership, L.P.

Indiantown Project Investment Partnership, L.P.
Delaware limited partnership
24.81% owned by Toyan Enterprises

Indiantown Cogeneration Funding Corporation
Delaware corporation
100% owned by Indiantown Cogeneration, L.P.

Spruce Power Corporation
Delaware corporation
100% owned by PG&E Generating Power Group, LLC

Spruce Limited Partnership
Delaware limited partnership
35.5% owned by Spruce Power Corporation

Merlin Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Fellows Generating Company, L.P.
Delaware limited partnership
51% owned by Merlin Power Corporation

Pelican Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Peregrine Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Chambers Cogeneration Limited Partnership
Delaware limited partnership
50% owned by Peregrine Power Corporation

Heron Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Gator Generating Company, L.P.
Delaware limited partnership
50% owned by Heron Power Corporation

Jaeger Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Northampton Generating Company, L.P.
Delaware limited partnership
50% owned by Jaeger Power Corporation

Northampton Fuel Supply Company, Inc.
Delaware corporation
100% owned by Northampton Generating Company, L.P.

Northampton Water Supply, Inc.
Delaware corporation
100% owned by Northampton Generating Company, L.P.

Falcon Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Scrubgrass Power Corp.
Pennsylvania corporation
100% owned by Falcon Power Corporation

Scrubgrass Generating Company, L.P.
Delaware limited partnership
25.13% owned by Falcon Power Corporation and 24.87% owned by Scrubgrass Power
Corp.

Clearfield Properties, Inc.
Delaware corporation
100% owned by Scrubgrass Generating Company, L.P.

Leechburg Properties, Inc.
Delaware corporation
100% owned by Scrubgrass Generating Company, L.P.

Eucalyptus Power Corporation
Delaware corporation
100% owned by PG&E Generating Power Group, LLC

Citrus Generating Company, L.P.
Delaware limited partnership
49% owned by Cooper’s Hawk Power Corporation, 49% owned by Eucalyptus Power
Corporation, and 2% owned by PG&E National Energy Group Holdings Corporation

Cooper’s Hawk Power Corporation
California corporation
100% owned by PG&E Generating Power Group, LLC

Loon Power Corporation
Delaware corporation
100% owned by PG&E Generating Power Group, LLC

PG&E Generating Services, LLC
Delaware limited liability company
100% owned by PG&E National Energy Group Holdings Corporation

J. Makowski Pittsfield, Inc.
Delaware corporation
100% owned by PG&E Generating Services, LLC

J. Makowski Services, Inc.
Delaware corporation
100% owned by PG&E Generating Services, LLC

JMCS I Management, Inc.
Delaware corporation
100% owned by PG&E Generating Services, LLC

PG&E Construction Agency Services I, LLC
Delaware limited liability company
100% owned by PG&E Generating Services, LLC

PG&E Construction Agency Services II, LLC
Delaware limited liability company
100% owned by PG&E Generating Services, LLC

PG&E National Energy Group Construction Company, LLC
Delaware limited liability company
100% owned by PG&E Generating Services, LLC

NEG Construction Finance Company, LLC
Delaware limited liability company
100% owned by PG&E Generating Services, LLC

PG&E Operating Services Holdings, Inc.
California corporation
100% owned by PG&E Generating Services, LLC

USOSC Holdings, Inc.
Delaware corporation
100% owned by PG&E Operating Services Holdings, Inc.

PG&E Operating Services Company
California general partnership
98% owned by PG&E Operating Services Holdings, Inc. and 2% owned by USOSC
Holdings, Inc.

USGen Holdings, Inc.
Delaware corporation
100% owned by PG&E Operating Services Holdings, Inc.

PG&E National Energy Group Company
California general partnership
98% owned by PG&E Operating Services Holdings, Inc., and 2% owned by USGen
Holdings, Inc.

First Oregon Land Corporation
Delaware corporation
100% owned by PG&E National Energy Group Company

Topaz Power Corporation
Delaware corporation
100% owned by PG&E National Energy Group Company

Carneys Point Generating Company
Delaware general partnership
50% owned by Topaz Power Corporation, and 50% owned by Garnet Power Corporation

Garnet Power Corporation
Delaware corporation
100% owned by PG&E National Energy Group Company

PG&E National Energy Group Acquisition Company, LLC
Delaware limited liability company
100% owned by PG&E Operating Services Holdings, Inc.

PTP Services, LLC
Delaware limited liability company
100% owned by PG&E Generating Services, LLC

PG&E Overseas, Inc.
California corporation
100% owned by PG&E Enterprises

PG&E Overseas, Ltd.
Cayman Islands company
100% owned by PG&E Overseas, Inc. In process of liquidation.

PG&E Pacific I, Ltd.
Cayman Islands company
100% owned by PG&E Overseas, Ltd. In process of liquidation.

PG&E Pacific II, Ltd.,
Cayman Islands company
100% owned by PG&E Overseas, Ltd. In process of liquidation.

Quantum Ventures
California corporation
100% owned by PG&E Enterprises

PG&E Energy Services Ventures, Inc.
Delaware corporation
100% owned by Quantum Ventures

Barakat & Chamberlin, Inc.
California corporation
100% owned by Quantum Ventures

Creston Financial Group, Inc.
California corporation
100% owned by Quantum Ventures

PG&E Gas Transmission Corporation
California corporation
100% owned by PG&E National Energy Group, Inc.

PG&E Gas Transmission Holdings Corporation
California corporation
100% owned by PG&E Gas Transmission Corporation

North Baja Pipeline, LLC
Delaware limited liability company
100% owned by PG&E Gas Transmission Holdings Corporation

GTN Holdings LLC
Delaware limited liability company
100% owned by PG&E Gas Transmission Corporation

PG&E Gas Transmission, Northwest Corporation
California corporation
100% owned by GTN Holdings LLC

PG&E Gas Transmission Service Company LLC
Delaware limited liability company
100% owned by PG&E Gas Transmission, Northwest Corporation

Pacific Gas Transmission International, Inc.
California corporation
100% owned by PG&E Gas Transmission, Northwest Corporation

Pacific Gas Transmission Company
California corporation
100% owned by PG&E Gas Transmission, Northwest Corporation

Stanfield Hub Services, LLC
Washington limited liability company
50% owned by PG&E Gas Transmission, Northwest Corporation

PG&E Strategic Capital, Inc.
Delaware corporation
100% owned by PG&E Corporation

PG&E Corporation Support Services, Inc.
Delaware corporation
100% owned by PG&E Corporation

PG&E Ventures, LLC
Delaware limited liability company
100% owned by PG&E Corporation

Pacific Venture Capital, LLC
Delaware limited liability company
100% owned by PG&E Ventures, LLC

PG&E Ventures ePro, LLC
Delaware limited liability company
100% owned by Pacific Venture Capital, LLC

PG&E Telecom, LLC
Delaware limited liability company
100% owned by PG&E Ventures, LLC

PG&E Telecom Holdings, LLC
Delaware limited liability company
100% owned by PG&E Telecom, LLC

PG&E Capital, LLC
Delaware limited liability company
100% owned by PG&E Telecom, LLC

PG&E Capital II Trust*
Delaware statutory business trust

PG&E Capital III Trust*
Delaware statutory business trust

PG&E Capital IV Trust*
Delaware statutory business trust

*  Employees of Applicant’s affiliates serve as administrative trustees for this trust.

ANNEX II

The affiliates of the Applicant following the Restructuring Transactions and the Debtor Spin-Off will be all those affiliates listed in Annex I, with the exception of the following entities, which will cease to be affiliates of the Applicant:

Pacific Gas and Electric Company

Pacific Conservation Services Company
100% owned by Pacific Gas and Electric Company

Pacific Gas and Electric Housing Fund Partnership, L.P
99.9% owned by Pacific Gas and Electric Company

Schoolhouse Lane Apartments L.P.
99% owned by Pacific Gas and Electric Company

PG&E Funding, LLC
100% owned by Pacific Gas and Electric Company

PG&E Holdings, LLC
100% owned by Pacific Gas and Electric Company

PG&E CalHydro, LLC
100% owned by Pacific Gas and Electric Company

Natural Gas Corporation of California
100% owned by Pacific Gas and Electric Company

Alaska Gas Exploration Associates
50% owned by Natural Gas Corporation of California

NGC Production Company
100% owned by Natural Gas Corporation of California

PG&E Capital II Trust*
Delaware statutory business trust

PG&E Capital III Trust*
Delaware statutory business trust

PG&E Capital IV Trust*
Delaware statutory business trust

*  Employees of Applicant’s affiliates serve as administrative trustees for this trust.

II-1

Exhibit Index

Exhibit No.	Description
Exhibit T3A-1	Articles of Organization, filed October 29, 2001 with the California Secretary of State.
Exhibit T3A-2	Operating Agreement dated as of October 29, 2001.
Exhibit T3B	Not Applicable.
Exhibit T3C-1	Form of Indenture between Applicant and the Trustee.
Exhibit T3C-2	Form of First Supplemental Indenture between Applicant and the Trustee.
Exhibit T3D	Not Applicable.
Exhibit T3E-1	Disclosure Statement for Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated April 19, 2002.
Exhibit T3E-2	Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 19, 2002 (included as Exhibit A to the Disclosure Statement attached as Exhibit T3E-1).
Exhibit T3F
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1).

FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☐

THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

Legal Department
The Bank of New York
One Wall Street
New York, NY 10286
(212) 495-1784
(Name, address and telephone number of agent for services)

GTRANS LLC
(Exact name of obligor as specified in its charter)

California	94-3410195
(State or other jurisdiction of	(I.R.S. employer
identification no.)	incorporation or organization)

77 Beale Street
San Francisco, CA	94105
(Address of principal executive offices)	(Zip code)

Senior Debt Securities
(Title of the indenture securities)

1.    General information.    Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of	2 Rector Street, New York, N.Y.
New York	10006, and Albany, N.Y. 12203
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y.
10045
Federal Deposit Insurance Corporation	Washington, D.C. 20429
New York Clearing House Association	New York, New York 10005

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.    Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.    List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.
A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

2

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

3

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 12th day of June, 2002.

THE BANK OF NEW YORK

By:	/s/ MARY Lewicki

Name: Mary Lewicki
Title: Vice President

4

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business December 31, 2001, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$3,163,218
Interest-bearing balances	5,923,554
Securities:
Held-to-maturity securities	1,210,537
Available-for-sale securities	9,596,941
Federal funds sold and Securities purchased under agreements to resell	4,723,579
Loans and lease financing receivables:
Loans and leases held for sale	1,104,560
Loans and leases, net of unearned income	36,204,516
LESS: Allowance for loan and lease losses	608,227
Loans and leases, net of unearned income and allowance	35,596,289
Trading Assets	8,039,857
Premises and fixed assets (including capitalized leases)	836,786
Other real estate owned	1,292
Investments in unconsolidated subsidiaries and associated companies	207,616
Customers’ liability to this bank on acceptances outstanding	292,295
Intangible assets
Goodwill	1,579,965
Other intangible assets	18,971
Other assets	5,723,285

1

Total assets	$78,018,745

LIABILITIES
Deposits:
In domestic offices	$28,786,182
Noninterest-bearing	12,264,352
Interest-bearing	16,521,830
In foreign offices, Edge and Agreement subsidiaries, and IBFs	27,024,257
Noninterest-bearing	407,933
Interest-bearing	26,616,325
Federal funds purchased and securities sold under agreements to repurchase	1,872,762
Trading liabilities	2,181,529
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	1,692,630
Bank’s liability on acceptances executed and outstanding	336,900
Subordinated notes and debentures	1,940,000
Other liabilities	7,217,748

Total liabilities	$71,052,008

EQUITY CAPITAL
Common stock	1,135,284
Surplus	1,050,729
Retained earnings	4,266,676
Accumulated other comprehensive income	13,733
Other equity capital components	0

Total equity capital	6,466,422

Total liabilities and equity capital	$78,015,745

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above–named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been

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prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

Thomas A. Renyi	]
Gerald L. Hassell	]	Directors
Alan R. Griffith	]

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